UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

11 April, 2013

Commission File Number: 000-54641
_____________________________________________________________________________________
MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

11 April 2013

Modern Responsibility report 2012

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, has published its 2012 Modern Responsibility Report on its corporate website at www.mtg.se. The report is available as an online publication and as a downloadable PDF document.

Modern Responsibility provides the framework for the Group’s focus on long term sustainability and responsible growth. More information about Modern Responsibility can be found at http://www.mtg.se/en/modern-responsibility/.

Jørgen Madsen Lindemann, President and CEO of MTG, commented: “Sustainability is a fundamental part of our vocabulary and how we view the world. The Modern Responsibility report presents our work in in 2012, and our commitment to being a growth company that is focused on having a positive impact on our environment, and on an ethical and sustainable business development with healthy and responsible ties to our local communities.”

***

For further information, please visit www.mtg.se or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Tel:                                +46 (0) 8 562 000 50

Matthew Hooper, Executive Vice President of Corporate Communications
Tel:                                +44 (0) 7768 440 414
Email:                            investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)

(Registrant)

Date: 11 April, 2013	By:	/s/ Matthew Hooper
	Name:	Matthew Hooper
	Title:	Executive Vice President of Corporate Communications